

Mail Stop 3628

April 19, 2010

Via Facsimile at (617) 523-1231 and U.S. Mail

Ettore Santucci, Esq.
Goodwin Procter LLP
Exchange Place
Boston Massachusetts 02109

> **Re:**   **Medical Properties Trust, Inc.**
> **Schedule TO-I**
> **File No. 5-80883**
> **Filed April 12, 2010**

Dear Mr. Santucci:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Offer to Exchange, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
General

1.   Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

2.   We note that you are incorporating by reference financial information from your Form 10-K and most recent amendment thereto. Please revise to include the summary financial information in Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.

Offer to Purchase
Cover Page

3.   You have conditioned the offer on the consummation of the proposed public offering. Be advised that fulfillment of a financing condition is a material change in the offer. Please confirm your understanding that the offer must remain open for five full business days following the consummation of the public offering.

Important Information, page iv

4.   Please revise to eliminate the statement in the seventh paragraph of this section that "The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of Medical Properties Trust or the Operating Partnership since the date hereof." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Where you can find More Information, page 6

5.   The federal securities laws do not permit the issuer to incorporate any additional
        documents by reference that are filed with the SEC between April 12, 2010 and the
        scheduled or actual offer expiration date. Please revise to indicate, if true, that you
        will amend the Schedule TO-I to include such documents to the extent required.

Forward Looking Statements

6.   The safe harbor for forward looking statements contained in the Private Securities
        Litigation Reform Act of 1995 does not apply to statements made in connection with
        a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.
        Please do not refer to the Reform Act in future offer materials, including press
        releases or other communications.

Terms of the Tender Offer, Conditions to the Tender Offer, page 10

7.   Some of your conditions lack sufficient specificity to permit objective verification by
        note holders that the conditions have been satisfied. Please revise the following
        points to provide greater clarity:

        - In the first and second numbered sub-paragraphs, revise to exclude
          government actions that would "otherwise affect" the tender offer and "any
          action…deemed to be applicable to the tender offer;"

        - In the third bullet point under sub-paragraph 6, revise to state specifically
          what kinds of events affecting the credit markets would cause you to terminate
          the transaction;

        - In the fifth bullet point, quantify and explain what you mean by "a material
          adverse change in the United States currency exchange rates;" and

        - In the eighth bullet point, explain what you mean by "a material impairment in
          the trading market for debt securities in the United States."

8.   We note the representation that the Company may assert the conditions, including any
        action or inaction by the Company or its affiliates giving rise to any condition. Please
        revise to remove the statement that the offer conditions may be triggered through
        action or inaction by the Company.

9.   We note your disclosure that the conditions "may be asserted by us…. at any time or from time to time in our sole discretion." Please revise to clarify that all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

10.   We note your disclosure that the Company will not be required to accept tendered notes pursuant to the offer if certain listed conditions have not been satisfied. As the bidder, the Company has the right to waive any listed offer condition. However, if a condition is "triggered," the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company's understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and circulate new disclosure to security holders. Please confirm the Company's understanding in your response letter.

Withdrawal of Tenders, page 19

11.   We note your disclosure that the notes may be withdrawn "on or prior to the Withdrawal Date." Revise your disclosure to reflect the requirements of Rule 13e-4(f)(2), and clearly state that the notes may be withdrawn by the tendering note holders at any time during the period the offer remains open, or, if you have not accepted the notes within 40 business days of the April 12, 2010 commencement date, at any time after the fortieth business day.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Depending upon your response to these comments, you may need to distribute a supplement to security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3267 if you have any questions regarding our comments.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions